SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. __)

                              MONARCH SERVICES, INC.

                                (Name of Issuer)

                     Common Stock, Par Value $.25 per share

                         (Title of Class of Securities)

                                    609020102

                                 (CUSIP Number)

                               Anthony J. Sutton
                          1959 N. Peacehaven Road #242
                            Winston-Salem, NC 27106

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              August 28, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 609020102

1.   NAME OF REPORTING PERSON:  Anthony J. Sutton

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                       (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

  NUMBER OF
               7.  SOLE VOTING POWER: 154,400 shares
   SHARES

BENEFICIALLY
               8.  SHARED VOTING POWER: -0- shares
  OWNED BY

    EACH
               9.  SOLE DISPOSITIVE POWER: 154,400 shares
  REPORTING


   PERSON      10.  SHARED DISPOSITIVE POWER: -0- shares

    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 154,400 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.5%

14.  TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $.25 par value, of Monarch Services, Inc., a Delaware corporation, which has its principal executive office at 4517 Harford
Road, Baltimore, MD  21204.  The Issuer's telephone number is (410)254-9200.

Item 2.   Identity and Background.

     (a)  Mr. Anthony J. Sutton ("Mr. Sutton").

     (b)  1959 N. Peacehaven Road #242, Winston-Salem, NC 27106.

     (c)  Investor.

     (d) Mr. Sutton has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Sutton has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)  Mr. Sutton is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Personal investment funds.

Item 4.   Purpose of Transaction.

     Mr. Sutton purchased the shares based on his belief that the shares at current market prices are undervalued and represent an unusually attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to him, and the availability of shares at prices that would make the purchase of additional shares desirable, he may endeavor to increase his position in the issuer through, among other things, the purchase of shares of common stock in the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as he may deem advisable.

     Mr. Sutton has been in communication with management regarding methods to increase shareholder value, and intends to continue these efforts. In addition, The Board of Directors has the legal obligation to increase shareholder value and Mr. Sutton strongly suggests the following proposals should be considered in the proper performance of this duty:

1. Increased shareholder communications including press releases on at least a quarterly basis to coincide with earnings releases.
Earnings releases and SEC filings should be more timely as this directly affects shareholder value.

2. The company should employ a service such as Business Wire or PR Newswire to publish earnings reports and other news reports so they reach a wider audience. Such services have a minimal cost and directly increase shareholder value through increased company visibility.

3. Outside directors with substantial stockholdings in the company should be nominated for Board of Directors. This is a powerful way to increase shareholder value by demonstrating reponsiveness to outside investors as well as by adding new insights to the board provided by business and investing experience outside the company.

4. Continue to increase investment in the Girls' Life magazine web site, WWW.GirlsLife.Com, in addition to recent laudable efforts to improve this site and make it a good producer of revenue.

5. Continuing investment in efforts to continue the subscription growth in Girls' Life magazine through direct mail advertising, the Internet, and other means.

6. Implementation of a key employee stock option plan to provide incentives to key employees as well as to better align their interests with those of the shareholders.

7. Deployment of excess cash in stock buybacks in the open market, a share repurchase via a Dutch auction or other tender offer, and/or a one-time or continuing cash dividend on the common stock shares.

     The Board of Directors has the legal obligation to increase shareholder value and these proposals are all part of what should be considered in performing this duty.

     Mr. Sutton does not have any present plan or proposal which would relate to or result in any of the matters set forth in sub paragraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Mr. Sutton intends to review his investment in the issuer on a continuing basis and, depending on various factors including, without limitation, the issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his investment in the issuer as he deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares, or to change his intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number of Shares of Common Stock: 154,400 shares.

          Percentage Class: 9.5%.

     (b)  Sole voting power: 154,400 shares.
          Sole Dispositive power: 154,400 shares.

     (c)  Date Of Purchase  Shares     Price     Purchase Type


            7/21/00          1900     3.8125      Open Market
            7/26/00          1300     3.75        Open Market

     (d)  Not applicable.

     (e)  August 28, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2000

                             /s/  Anthony J. Sutton